February 11, 2019

Reuven Kitov
Chief Executive Officer
Tufin Software Technologies Ltd.
5 Shoham Street
Ramat-Gan 52521, Israel

       Re: Tufin Software Technologies Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 16, 2018
           CIK No. 0001757399

Dear Mr. Kitov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, our reference to prior comments are to comments in our
December 17, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Summary
Our Growth Strategy, page 5

1. We note your response to prior comment 1. Please revise to clarify that the percentage of sales disclosed exclude maintenance renewals as you state in your response. Also explain whether your calculation is based on such sales as a percentage of total revenues or only product revenues.
 Reuven Kitov
Tufin Software Technologies Ltd.
February 11, 2019
Page 2
Consolidated Financial Statements
Note 2. Significant Accounting Policies
j. Revenue Recognition, page F-11

2. We note your response to prior comment 14. Please clarify if your payment terms include specified due dates, and if so, whether you record a receivable on the date payments become due. If not, given that your contracts are non-cancellable and non-refundable, please provide additional information as to why you do not believe you have an unconditional right to payment at the payment due date. If you do not record amounts in your financial statements until payment is received, please clarify for us if recording amounts on the payment due date would have a material impact on your financial statements.
Note 7. Deferred Revenue and Deferred Costs, page F-18

3. We note your response to prior comment 17. Please revise to quantify the amount of remaining performance obligations and the percentage that will be recognized over the next twelve months.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney at
(202) 551-3574 or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameReuven Kitov                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameTufin Software Technologies Ltd.
                                                            and Services
February 11, 2019 Page 2
cc:       Colin Diamond, Esq.
FirstName LastName